               HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of November 2009

Hellenic Telecommunications Organization S.A.

 (Translation of registrant's name into English)

99 Kifissias Avenue

GR 15181 Amaroussion

Athens, Greece

 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐      No  ☒

OTE SA - 99 Kifisias Ave, 15124 Maroussi, Athens  Greece

OTE GROUP REPORTS 2009 THIRD QUARTER RESULTS

UNDER IFRS

•

Resilient performance in tough markets: Group revenues down 6.4% on a comparable basis from Q3’08

o

Total mobile service revenues down 5.6% (comparable), significantly outperforming competition

o

Greek fixed-line churn abating; retail broadband subscribers pass 1 million mark

o

RomTelecom contains revenue dip on new solutions

•

Group pro forma OIBDA margin at 37.7%, reiterating guidance despite adverse economic conditions across markets

•

Robust free cash flow from operations; net debt below €4.4bn

•

Zapp acquisition finalized, paving the way for further outperformance in Romanian mobile

ATHENS, Greece – November 5, 2009 – Hellenic Telecommunications Organization SA (ASE: HTO, NYSE: OTE), the Greek full-service telecommunications provider, today announced unaudited consolidated results (prepared under IFRS) for the quarter and nine months ended September 30, 2009:

(€ mn except per share data)	Q3’09	Q3’08	% Change	9M’09	9M’08	% Change
Revenues	1,516.8	1,638.5	-7.4%	4,458.9	4,766.5	-6.5%
Operating Income	293.0	327.1	-10.4%	815.3	854.9	-4.6%
Net Income	163.1	201.3	-19.0%	434.5	501.7	-13.4%
Basic EPS (€)	0.3328	0.4107	-19.0%	0.8865	1.0236	-13.4%
OIBDA*	571.0	620.3	-7.9%	1,655.5	1,732.9	-4.5%
Pro forma** OIBDA	572.2	623.8	-8.3%	1,621.7	1,781.2	-9.0%
as % of Operating Revenues	37.7%	38.1%	-0.4pp	36.4%	37.4%	-1.0pp
Cash flow from operations	296.2	457.2	-35.2%	1,013.5	1,223.1	-17.1%
CAPEX as % of Revenues	12.9%	13.9%	-1.0pp	14.3%	12.6%	1.7pp

* Operating income before depreciation and amortization

** Excluding impact of Voluntary Retirement Programs at OTE SA (€12.2mn in Q1'08, €11.0mn in Q1'09, €152.0mn in Q2'09 and a reversal of €201.9mn in Q1’09) and RomTelecom (€29.6mn in Q1'08, €3.0mn in Q2'08, €3.5mn in Q3'08, €3.3mn in Q1'09, €0.6mn in Q2'09 and €1.2mn in Q3'09)

Commenting on the third quarter, Chairman and CEO Panagis Vourloumis noted: “Our Group turned in a resilient performance this quarter, as the countries of Southeast Europe felt the full brunt of the economic crisis that had hit their western and northern neighbors earlier in the year.  Under these circumstances, sometimes exacerbated by hasty regulatory and competitive moves, our operating units outperformed their competition across all our markets while successfully protecting their margins.  As our top line is unlikely to benefit from any material reversal of current market conditions in coming quarters, we must accentuate and accelerate the reduction of our cost base.  In particular, in Greek fixed-line, we are still far from matching the ratio of payroll to revenues achieved by other European incumbents.  For 2009, efforts already underway and discipline across the organization should enable us to meet our full-year target of Group profitability roughly in line with last year’s level.”

FINANCIAL HIGHLIGHTS

Revenues

In the quarter, the OTE Group’s operations were affected by the deteriorating economic conditions across all countries in which it operates. Against this backdrop, the Group managed to contain the decline of consolidated revenues for the quarter to 7.4%.  On a comparable basis, i.e. excluding Cosmofon, deconsolidated in Q2’09, revenues dropped by 6.4%. Management believes that most of the Group’s operating units, particularly in mobile telephony services, significantly outperformed their respective markets. On a consolidated basis, the decline in revenues stems in roughly equal terms from mobile operations, equipment sales and fixed-line telephony. A significant portion of the overall revenue decrease is attributable to tariff reductions mandated by regulators on mobile calls, leased lines and interconnection revenues.

Total Operating Expenses

Total Operating Expenses excluding depreciation & amortization were down 7.1% in the quarter, to €945.8mn. The decrease largely reflects lower cost of telecommunications equipment and lower charges from domestic telephony operators as a result of cuts in mobile termination rates.

- Payroll and Employee Benefits

Payroll and Employee Benefits (including provisions for staff retirement indemnities and youth account) totaled €310.9mn, roughly unchanged from the Q3’08 level. Higher Payroll and Employee Benefits related to Greek fixed-line and mobile operations were offset by lower payroll at RomTelecom.  The additional Greek fixed-line voluntary retirement plan implemented in the period should begin to generate savings in Q4’09, as most of the beneficiaries of this program did not leave the Company until September.

- Other Operating Expenses

Other Operating Expenses in

Q3’09 decreased by 4.0% to €320.7mn. This decrease was largely due to lower repairs and maintenance costs, as well as to lower dealer commissions.  In addition, provisions for doubtful accounts dropped sharply from the Q3’08 level, when the difficulties of alternative carriers had resulted in higher provisioning in Greek fixed-line operations.

Operating Income

Group Operating Income for the quarter amounted to €293.0mn, a decline of 10.4% compared to Q3’08.

Depreciation and Amortization

Group Depreciation and Amortization decreased by 5.2% to €278.0mn in Q3’09, in line with the decline recorded in the first half of the year.

Operating Income before Depreciation and Amortization

Pro forma Operating Income before Depreciation and Amortization (OIBDA) decreased by 8.3% to €572.2mn in Q3’09. Group pro forma OIBDA margin was 37.7% in the quarter, a drop of 0.4pp compared to Q3’08, as lower margin in Greek and Romanian fixed-line operations could not be offset by the significant improvement in mobile telephony.

Net Income

In the quarter, OTE Group Net Income stood at €163.1mn, as compared to €201.3mn in Q3’08, when OTE had recorded a capital gain of €17mn on the sale of its 33% interest in a real estate development company.

Cash Flow

Cash provided by operating activities totaled €296.2mn, down 35.2% compared to Q3’08. The decline largely reflects higher voluntary retirement and tax payments. In Q3’09, OTE incurred an outflow of approximately €95mn related to Greek fixed-line redundancy payments, compared to approximately €12mn in Q3’08. In addition, the Group incurred a tax outflow of €30.3mn related to the annual dividends received by OTE SA from subsidiaries.

Capital Expenditure

Capital expenditure for the three months ended September 30, 2009 totaled €196.2mn, down 13.7% compared to Q3’08, due to lower investments in Greek fixed-line telephony and in mobile operations. Capital expenditure for the Greek fixed-line, RomTelecom and Cosmote units amounted to €78.7mn, €26.6mn and €83.3mn, respectively.

Debt

As of September 30, 2009, total OTE Group gross debt amounted to €5,998.1mn, a decrease of 0.8% compared to December 31, 2008. Net debt amounted to €4,362mn, down 3.4% from the 2008 year-end level (net of Government notes). During Q3’09, OTE sold its full holding of government notes, generating total proceeds of €291mn. On an underlying basis (i.e. adding government notes to cash and cash equivalents), Net Debt rose by €261.6mn from the end of June 2009 despite payment of €367mn in dividend at the same period, reflecting positive cash flow generation of over €105mn in the quarter.

Management does not intend to refinance the €571.9mn in floating-rate notes due November 2009, which will be redeemed from available cash.

OTE Group debt outstanding breaks down as follows:

(€ mn)	Sep 30, 2009	Jun 30, 2009	% Change	Dec 31, 2008	% Change
Short-Term:
-Bank loans	2.9	4.4	-34.1%	5.1	-43.1%
Medium & Long-term:
-Bonds	5,473.9	5,442.8	0.6%	5,464.5	0.2%
-Bank loans	521.3	568.1	-8.2%	578.1	-9.8%
Total Indebtedness	5,998.1	6,015.3	-0.3%	6,047.7	-0.8%
Cash and Cash equivalents	1,636.1	1,624.2	0.7%	1,429.8	14.4%
Cash and Cash equivalents incl. in assets held for sale	-	-	-	(1.9)	-
Net Debt	4,362.0	4,391.1	-0.7%	4,619.8	-5.6%
Government notes	0.0	(290.7)	-	(106.6)	-
Underlying Net Debt	4,362.0	4,100.4	6.4%	4,513.2	-3.4%

1. OTE FIXED-LINE

ACCESS LINE & TRAFFIC STATISTICS

	Q3’09	Q3’08	% Change
PSTN lines	3,869,552	4,201,402	-7.9%
ISDN, 64kb equiv. lines	1,226,000	1,290,438	-5.0%
Total lines	5,095,552	5,491,840	-7.2%
ADSL subscribers	1,079,918	924,652	16.8%
Unbundled local loops	915,021	576,668	58.7%
Wholesale line rental	29,899	0	-

(Minutes, million)	Q3’09	Q3’08	% Change
Local	2,134.0	2,227.0	-4.2%
National Long-distance	470.2	470.2	0.0%
International Long-distance	57.6	65.1	-11.4%
Fixed-to-Mobile	411.3	451.1	-8.8%
Special Calls	32.3	33.4	-3.3%
Total Voice traffic	3,105.4	3,246.7	-4.4%
Subscription Dial-up Internet	260.3	500.5	-48.0%

With competitively priced flat-rate voice bundles finally receiving regulatory clearance and introduced in August, OTE’s Greek fixed-line operations were able to contain the rate of PSTN and ISDN line losses in Q3’09 compared to the previous quarter. The Company took advantage of this new product availability to expand its advertising presence and sales initiatives. The reduction in churn was achieved despite rapid growth in Wholesale Line Rental totaling nearly 30,000 lines at the end of the quarter. In addition to the new voice bundles, success of OTE’s existing flat-rate packages continued, with more than 38% of Conn-x broadband customers now subscribing to Conn-x Talk plans.

During the quarter, OTE also rapidly expanded the availability of its pay-TV services to 21 new urban areas countrywide. In September, OTE announced that its Conn-x TV service would also be available at 2Mbps broadband access connections, allowing more OTE broadband customers access to IPTV services.

In broadband, the total Greek ADSL market reached nearly 2 million subscribers at the end of September 2009, compared to slightly more than 1.5 million one year earlier. While the Greek broadband market slowed down with only about 88,000 total net new additions in the quarter, OTE’s share of new adds increased sharply compared to prior quarters.  For the first time, OTE’s retail ADSL customer base passed the one million mark.

In October, OTE launched the Conn-x DP8 double-play offer bundling broadband Internet and telephony, with a €43.90 monthly price including line rental. This new solution, partly bridging the pricing gap with rival double-play offerings, should enable OTE to maintain marketing visibility in what remains a tough market environment.

In the business segment, where the market remains highly competitive, particularly in voice and connectivity, OTE successfully defended its market share and achieved important breakthroughs in data services.  OTE focused on strengthening its positions in the SME market with targeted voice bundles as well as the Conn-x@work Startup package combining ADSL and web presence.

SUMMARY FINANCIAL DATA

(€ mn)	Q3’09	Q3’08	% Change	9M’09	9M’08	% Change
Revenues	596.9	635.5	-6.1%	1,792.7	1,920.3	-6.6%
- Basic Monthly Rentals	138.8	152.2	-8.8%	430.1	471.1	-8.7%
- Fixed-to-fixed calls	98.2	100.5	-2.3%	304.8	323.7	-5.8%
- Fixed-to-mobile calls	45.6	57.5	-20.7%	132.7	173.5	-23.5%
- International	55.1	54.2	1.7%	136.8	157.6	-13.2%
- Other	259.2	271.1	-4.4%	788.3	794.4	-0.8%
Operating Income	60.7	73.1	-17.0%	234.2	250.1	-6.4%
Operating income before depreciation and amortization	163.9	189.3	-13.4%	553.4	605.5	-8.6%
Voluntary Retirement costs/(reversals)	0.0	0.0	-	(38.9)	12.2	-
Pro Forma Operating income before depreciation and amortization	163.9	189.3	-13.4%	514.5	617.7	-16.7%
as % of Operating revenues	27.5%	29.8%	-2.3pp	28.7%	32.2%	-3.5pp
Depreciation & Amortization	103.2	116.2	-11.2%	319.2	355.4	-10.2%

In Q3’09, revenues from monthly rentals continued to decline, reflecting the loss of PSTN lines. The 20.7% decline in fixed-to-mobile revenues is primarily due to steep mobile interconnection rate cuts earlier this year.  Conversely, the revenue trend in international telephony marked a slight improvement compared to prior quarters. ADSL revenues were up compared to the same quarter last year, broadly tracking customer base growth. LLU-related revenues continued to increase, as a result of the ongoing growth in unbundled local loops, though at a slower pace. Interconnection charges in the quarter were down, reflecting lower wholesale traffic and wholesale tariff cuts mandated in Q2’09. Leased-line revenues decreased in the quarter. Revenues from sales of telecommunications equipment were down 25.7%, while services rendered were also down 21.3%.

Total operating expenses of €536.2mn were down 4.7% compared to Q3’08, reflecting lower payments to domestic telephony operators and lower sales of telecommunications equipment. Payroll and employee benefits (including provisions for staff retirement indemnities and youth account) were up 6.6% to €196.2mn, reflecting wage increases pursuant to last year’s collective labor agreement. At the end of the quarter, Greek fixed-line headcount was 5.5% lower than at September 30, 2008, reflecting the 600-people additional voluntary retirement plan; however, this did not impact the quarter’s payroll as the employees covered by this year’s scheme did not leave the Company until September.

Other operating expenses decreased by 7.2% in the quarter. Higher third-party fees, utilities, marketing costs and materials, repairs & maintenance costs were offset by lower provisions for doubtful accounts.

2. COSMOTE GROUP

CUSTOMER BASE EVOLUTION

	Cosmote Greece	AMC	Globul	Cosmote Romania	Total Cosmote
Net adds/ (disconnections) Q3’09	271,007	227,120	(41,778)	268,964	725,313
Customers Q3’09	9,063,761	1,753,454	3,965,997	6,599,289	21,382,501
% YoY Change	22.3%	33.2%	-1.3%	25.8%	14.6%

SUMMARY FINANCIAL DATA

(€ mn)	Q3’09	Q3’08	% Change	9Μ’09	9Μ’08	% Change
Revenues	791.1	876.2	-9.7%	2,261.5	2,417.7	-6.5%
Operating Income	197.7	227.6	-13.1%	488.6	549.1	-11.0%
Operating income before depreciation and amortization	313.4	332.1	-5.6%	824.7	855.3	-3.6%
as % of Operating revenues	39.6%	37.9%	1.7pp	36.5%	35.4%	1.1pp

Figures for 9M’09, 9M08 and Q3’08 are not adjusted for the sale of Cosmofon

In Q3’09, Cosmote further extended its market leadership in Greece and its revenue share in Romania, with operational performance well in excess of the markets.

The challenging trends observed in H1 continued in Q3’09, in all countries of operation, as global economic turmoil impacted the end consumer. The continuing decline in revenues affecting the Greek market since the beginning of the year, combined with  fierce price competition in prepaid telephony, also impacted Romania and Albania in Q3’09, leading to a 7.8% slide in total revenues, adjusted for the sale of Cosmofon.

Service revenues dropped by 5.6% compared to the Q3’08 level (adjusted for Cosmofon), to €674.7mn, while adjusted outgoing revenues dropped by 1.8% in the quarter.

With expenses down 12.3%, Group OIBDA registered a 5.6% decline in Q3’09 or a drop of 4.0% excluding Cosmofon. Reflecting tight control of network, G&A and distribution expenses, as well as a drop in interconnection expense, OIBDA margin increased by 170 basis points.

In late October 2009, Cosmote completed the acquisition of Telemobil (Zapp) in Romania, as announced at the end of Q2. This acquisition will enable Cosmote Romania to tap the upside potential of mobile broadband and other 3G services in the Romanian market. Cosmote will be able to offer broadband services to its expanding customer base, while it will gain Zapp’s existing subscribers and access to the corporate market segment.

Cosmote’s customer base rose by 18.8% (excluding Cosmofon) compared to Q3’08, while net adds during the quarter reached 725K approximately, bringing the total to 21.4 million customers. As Cosmote continues gaining the majority of the market’s additions in Greece and Romania, it is setting the basis for continuous outperformance relative to the market trends in the area.

Greece – Cosmote

In Q3’09, Cosmote continued gaining market and revenue share in Greece, adding 271K net subscribers, resulting in a total subscriber base of 9.1 million, up 22.3% compared to the end of Q3’08. Cosmote, continuing the trend of the past seven quarters, gained the vast majority of net additions in the market. The bulk of the increase was accounted for by prepaid customers, while postpaid numbers showed a more limited increase.

SUMMARY FINANCIAL DATA FOR COSMOTE GREECE

(€ mn)	Q3’09	Q3’08	% Change	9M’09	9M’08	% Change
Revenues	507.9	497.7	2.0%	1,424.7	1,377.4	3.4%
Operating Income	161.4	176.8	-8.7%	413.8	462.9	-10.6%
Operating income before depreciation and amortization	207.7	219.6	-5.4%	551.1	589.4	-6.5%
as % of Operating revenues	40.9%	44.1%	-3.2pp	38.7%	42.8%	-4.1pp

The customer base expansion, well ahead of its peers, has been key in Cosmote’s significant outperformance. It is estimated that mobile market service revenues in Greece declined by over 13% in Q3’09, the market’s most negative development ever, due to interconnection cuts implemented in Q1, lower roaming rates, competitive tariff cuts and weakening customer spending. Against this, Cosmote managed to contain service revenue decline in the quarter to 5.6%, as it has gained significant revenue share in the market.

Total revenues in the quarter were up 2.0% to €507.9mn, while outgoing service revenues declined by just 0.3%. The overall reduction in service revenues resulted from incoming revenues, which were down 21% due to the termination rate cut and a shift to more on-net traffic, while roaming revenues were down 26%.

In addition to gaining the bulk of new voice subscribers, Cosmote is far and away the leader in new mobile broadband subscribers, with a steadily rising subscriber base.

	9M’08	12M’08	3M’09	H1’09	9M’09
AMOU, blended (min)	184	183	200	216	222
ARPU, blended (€)	24.4	23.6	18.3	18.7	19.0
Total Customer base	7,410,728	7,893,144	8,411,609	8,792,754	9,063,761

Blended AMOU in 9M’09 increased by 20.7% to 222 minutes, continuing the trend of previous quarters, mostly driven by prepaid AMOU, up nearly 70% as a result of aggressive on-net offers.

Blended ARPU for 9M’09, at €19, was down approximately 22% from 9M’08, reflecting mainly lower ARPU in the prepaid segment. Postpaid ARPU dropped slightly, mainly due to lower incoming rates and the pick up in broadband offerings, with generally lower ARPU.

OIBDA decreased by 5.4% in the quarter as compared to Q3’08, reflecting lower service revenues, and especially roaming and termination revenues, as well as higher market-related costs, partly offset by certain cost improvements, primarily from network costs and overheads.

As a result, OIBDA margin was down 3.2pp to 40.9% in the quarter, also reflecting the transfer of handset sales from Germanos.

Albania – AMC

In Q3’09, AMC added 227K net new subscribers, bringing its total customer base at the end of the period to approximately 1.8 million, a 33.2% increase compared to the third quarter of 2008.

SUMMARY FINANCIAL DATA FOR AMC

(€ mn)	Q3’09	Q3’08	% Change	9M’09	9M’08	% Change
Revenues	40.6	53.4	-24.0%	116.5	144.7	-19.5%
Operating Income	17.6	30.2	-41.7%	52.2	76.3	-31.6%
Operating income before depreciation and amortization	23.5	35.9	-34.5%	69.6	94.0	-26.0%
as % of Operating revenues	57.9%	67.4%	-9.5pp	59.7%	64.9%	-5.2pp

Pressure in AMC revenues and ARPU continues, reflecting regulatory and competitive impact on wholesale and retail pricing. As a result,  AMC’s OIBDA margin declined by 9.5pp, to 57.9%.

	9M’08	12M’08	3M’09	H1’09	9M’09
AMOU, blended (min)	57	57	57	58	64
ARPU, blended (€)	13	13	10	9	8
Total Customer base	1,315,997	1,395,989	1,405,447	1,526,334	1,753,454

Bulgaria – Globul

Globul’s postpaid customer base increased by 3.2% from Q3’08 to a total of 2.1 million, or 52% of Globul’s total customer base. By contrast, the number of prepaid customers dropped by 5.8% compared Q3’08. Globul’s total customer base at the end of Q3’09 was approximately 4 million.

SUMMARY FINANCIAL DATA FOR GLOBUL

(€ mn)	Q3’09	Q3’08	% Change	9M’09	9M’08	% Change
Revenues	111.8	121.6	-8.1%	336.9	331.8	1.5%
Operating Income	25.8	29.5	-12.5%	65.1	68.5	-5.0%
Operating income before depreciation and amortization	52.0	54.4	-4.4%	139.7	140.1	-0.3%
as % of Operating revenues	46.5%	44.7%	1.8pp	41.5%	42.2%	-0.7pp

Total revenues decreased by 8.1%, and service revenues by 13%, mainly due to lower prepaid and roaming revenues.

Globul’s OIBDA registered a 4.4% decline in the quarter, while the  OIBDA margin improved by 1.8pp, to 46.5%.

	9M’08	12M’08	3M’09	H1’09	9M’09
AMOU, blended (min)	109	112	112	114	117
ARPU, blended (€)	9	10	8	9	9
Total Customer base	4,019,101	4,096,996	4,012,232	4,007,775	3,965,997

Globul’s blended AMOU for 9M’09 reached 117 minutes, up by about 7% vs 9M’08, as a result of increased prepaid AMOU (up 25%) and the shift towards postpaid subscribers. Globul’s blended ARPU decreased by 7% in comparison to the same period last year, at €9, positively affected by the shift of customer base towards postpaid.

Romania – Cosmote Romania

Cosmote Romania continued gaining new customers, market share and revenues as well as boosting OIBDA. Total revenues increased by 24% to €107.4mn, while service revenues were up 14.7%, against an estimated market decline (excluding Cosmote) of close to 20%. OIBDA was up nearly 45%, while OIBDA margin at 17.8% rose by 250 basis points compared to Q3’08.

In Q3’09, Cosmote added over 269K net new subscribers, bringing the total customer base to 6.6 million, of which 20% postpaid. This was achieved despite fierce competition in the prepaid segment. Having reached a market share in excess of 23%, Cosmote Romania is focusing on continuing its strong market execution.

SUMMARY FINANCIAL DATA FOR COSMOTE ROMANIA

(€ mn)	Q3’09	Q3’08	% Change	9M’09	9M’08	% Change
Revenues	107.4	86.6	24.0%	310.4	203.4	52.6%
Operating Income/(loss)	(4.2)	(6.0)	30.0%	(9.3)	(45.3)	79.5%
Operating income/before depreciation and amortization	19.1	13.2	44.7%	54.9	10.6	419.9%
as % of Operating revenues	17.8%	15.3%	2.5pp	17.7%	5.2%	12.5pp

Blended ARPU for 9M’09 was €5.1, effectively stable compared to the same period last year, while service revenues increased by approximately 15% in Q3’09.

	9M’08	12M’08	3M’09	H1’09	9M’09
ARPU, blended (€)	5	5	5	5	5
Total Customer base	5,246,422	5,894,056	6,106,278	6,330,325	6,599,289

Germanos

In Q3’09, Germanos contributed 502K net new subscribers to the Group, accounting for total Group net additions (excluding Albania). Germanos is the major contributor to the Group’s market share gains and a critical factor in Cosmote’s expansion, especially in Greece and Romania.

Germanos’ operations have been largely integrated within the Cosmote Group enhancing operational efficiencies. Germanos reported revenues and OIBDA of €236.0mn and €8.6mn respectively in the quarter.

SUMMARY FINANCIAL DATA FOR GERMANOS

(€ mn)	Q3’09	Q3’08	% Change	9M’09	9M’08	% Change
Revenues	236.0	263.7	-10.5%	645.1	750.2	-14.0%
Operating Income/(loss)	4.2	5.3	-20.8%	(4.0)	5.4	-
Operating income before depreciation and amortization	8.6	9.4	-8.5%	9.3	17.2	-45.9%
as % of Operating revenues	3.6%	3.6%	0pp	1.4%	2.3%	-0.9pp

Figures for 9M’09, 9M08 and Q3’08 are not adjusted for the sale of Cosmofon

3. ROMTELECOM

OTE, through its wholly owned subsidiary OTE International Investments Ltd, holds a 54.01% interest in RomTelecom S.A., the incumbent telecommunications operator in Romania. RomTelecom’s key financial figures are stated below:

SUMMARY FINANCIAL & ACCESS LINE DATA

(€ mn)	Q3’09	Q3’08	% Change	9M’09	9M’08	% Change
Revenues	200.7	214.0	-6.2%	609.4	656.4	-7.2%
Operating Income/(loss)	8.0	1.7	370.6%	20.3	(14.4)	-
OIBDA	67.0	71.9	-6.8%	201.9	196.3	2.9%
Voluntary Retirement Costs	(1.2)	(3.5)	-	(5.1)	(36.1)	-
Pro forma OIBDA*	68.2	75.4	-9.5%	207.0	232.4	-11.0%
as % of Operating Revenues	34.0%	35.4%	-1.4pp	34.0%	35.4%	-1.4pp

Fixed Telephony, Lines				2,808,786	2,975,217	-5.6%

* Excluding impact of RomTelecom employee exit program in Q1'08, Q2’08, Q3’08, Q1’09, Q2’09 and Q3’09

In a country marked by political uncertainty and whose economy is projected to shrink by nearly 8% in 2009, RomTelecom achieved a respectable performance in Q3’09, containing the drop in revenues to only 6.2%.

The quarter’s revenue decline primarily reflected a 15% decrease in voice services, as a combined result of a 10% ARPU drop and a 5.6% line loss compared to September 30, 2008. Thanks to euro-denominated tariffs and 60% of revenues generated by subscriptions, RomTelecom benefits from an effective buffer against currency devaluation and lower consumption.

RomTelecom's strategy aims at offsetting the drop in traditional telephony revenues through market share gains in new growth areas, such as broadband and satellite TV. The Company’s objective is to increase the number of revenue-generating units (defined as PSTN, ADSL and TV subscriptions), to mitigate the effects of the drop in number of traditional voice-only customers. This strategy has proved successful, as RomTelecom increased by 7% its total revenue-generating units compared to the end of Q3’08 (4.4mn RGUs vs. 4.1mn RGUs). As a result of these efforts, net line churn in Q3'09 was contained to 2.0%. With a 32% increase in the number of xDSL customers compared to the end of Q3’08, penetration reached 27% of all PSTN subscribers and related revenues were up 30%. Similarly, the number of direct-to-home TV subscribers rose 49% exceeding 831,000, representing PSTN penetration of 30% and generating a 102% increase in related revenues compared to Q3’08.

The Company's strategy of offering dedicated, high-margin solutions to business customers with large data communication needs led to a 5% increase in VPN revenues, resulting from a 20% increase in VPN connections.

Facing continued pressure on its revenue base, RomTelecom once again intensified its cost-control initiatives.  In Q3’09, operating expenses excluding depreciation and amortization were 6% lower than in the same 2008 period, with significant reductions in domestic interconnection (-34%), payroll (-19%) and cost of equipment (-27%). Conversely, provisions for doubtful accounts rose by €9mn.

The Company’s headcount was reduced by 3% to 10,206 employees at the end of September 2009.

Depreciation & amortization charges were €11.5mn lower than in Q3’08, largely due to local currency devaluation (-15% compared to Q3’08).

The newly launched very high speed (20-30 Mbps) VDSL Internet service attracted significant interest from customers in the 10 cities where it is offered. At the same time 90% of CDMA connections installed are providing mobile broadband to interested customers, showing the progress RomTelecom is doing in offsetting the decline in traditional telephony services with a new, rich and diverse offering to both its retail and business customers.

A new IPTV project, currently under commercial trial to better identify customer preferences, is to be launched in the coming months, with a host of state-of-the-art features.

4. EVENTS OF THE QUARTER

NEW COSMOTE BoD MEMBER

On July 10, Mr. Rainer Rathgeber was appointed as new Member of Cosmote’s Board of Directors.

REPEATED GENERAL ASSEMBLY OF SHAREHOLDERS

On July 10, OTE held its Repeated 57th Ordinary General Assembly of Shareholders. In the meeting, the shareholders discussed and approved the Amendment of the terms of the Stock Option Plan for executives of the Company and affiliated companies, according to article 42e of the Codified Law 2190/1920.

DEUTSCHE TELEKOM ACQUIRES 5% STAKE IN OTE

On August 3, the Hellenic Republic notified OTE that its direct and indirect participation in OTE SA’s total voting rights stood at 20.0000004%, or 98,030,080 voting rights. Prior to this transaction, the Hellenic Republic held, directly and indirectly, 25.0000004% of the total voting rights in OTE SA. Following the transfer of this 5% stake from the Hellenic Republic to DT, the latter now owns 147,045,118 OTE shares, representing a 30.0000002% stake.

SATELLITE TV LICENSE GRANTED TO OTE

On August 4, OTE announced that its subsidiary, Hellas Sat, had signed an agreement with the Hellenic Republic for the provision of direct-to-home satellite TV services. With this license, OTE Group will be able to provide pay-TV services through satellite in Greece. Currently, OTE Group’s subsidiary RomTelecom offers DTH satellite TV services in Romania under the brand name Dolce, while Hellas Sat’s services are also used in the transmission of the Bulgarian satellite platform, Bulsatcom.

APPOINTMENT OF OTE SA CHIEF FINANCIAL OFFICER

On August 13, OTE announced that Ms. Christini Spanoudaki, Chief Financial Officer of OTE SA, would leave the company. As of August 19, 2009, Mr. George Mavrakis, formerly Deputy Chief Financial Officer, assumed the position of Chief Financial Officer.

CHANGE OF CHIEF INTERNAL AUDIT OFFICER

On September 4, OTE announced that as of September 7, 2009 Mrs. Maria Rontogianni assumed the position of Chief Internal Audit Officer, in replacement of Mr. Kosmas Liaros, who held the position of Chief Internal Audit Officer since 2007.

COMPLETION OF THE VOLUNTARY RETIREMENT OF 601 EMPLOYEES UNDER THE VRS PROGRAM OF 2005-2006

On September 15, 2009, the voluntary retirement of 601 OTE employees was completed. To meet company needs in terms of personnel, as a result of the above voluntary retirement program, OTE will recruit 87 new employees with expertise in various fields.

5. SUBSEQUENT EVENTS

OTE LAUNCHES A NEW DOUBLE PLAY OFFER WHICH, FOR THE FIRST TIME, INCLUDES THE MONTHLY FEE

On October 12, OTE announced a new double play offer (broadband internet & telephony) by  Conn-x. The new double play package offers unlimited broadband internet at 8 Mbps and unlimited phone calls to all fixed telephony networks in Greece for a price of only €43.90, inclusive of the monthly PSTN line rental. This offer may be combined with the telephony package “Abroad”, for unlimited phone calls to fixed-line destinations in 46 countries, for only €6/month additionally, as well as with the current flat rate packages for mobiles, starting from €3.60/month.

COSMOTE COMPLETES ACQUISITION OF ZAPP IN ROMANIA

On November 2, Cosmote announced that the transfer of 100% of Telemobil SA’s (Zapp) shares held by Saudi Oger was completed following the approval of relevant Authorities.

6. OUTLOOK

In the first nine months of the year, OTE Group revenues were impacted by the deterioration of economic conditions across the markets of Southeast Europe and intense competition in mobile telephony. Notwithstanding these adverse factors and limited visibility, the Company’s management aims to maintain full year 2009 Group pro forma OIBDA margin roughly in line with the level achieved in full year 2008. Pending clarification of the terms of a proposed retroactive tax on 2008 corporate income recently announced by the Greek Government, OTE management is not in a position to comment on the outlook for Net Income, Cash Flow and Dividend.

About OTE

OTE Group is Greece's leading telecommunications organization and one of the pre-eminent players in Southeastern Europe, providing top-quality products and services to its customers.

Apart from serving as a full service telecommunications group in the Greek telecoms market, OTE Group has also expanded during the last decade its geographical footprint throughout South East Europe, acquiring stakes in the incumbent telecommunications companies of Romania and Serbia, and establishing mobile operations in Albania, Bulgaria, and Romania.  At present, companies in which OTE Group has an equity interest employ over 33,000 people in five countries, and our portfolio of solutions ranges from fixed and mobile telephony to Internet applications, satellite, maritime communications and consultancy services.

Listed on the Athens Stock Exchange, the company trades under the ticker HTO as well as on the New York Stock Exchange under the ticker OTE. In the U.S., OTE’s American Depository Receipts (ADR’s) represents ½ ordinary share.

Additional Information is also available on http://www.ote.gr

Contacts:

OTE:

Dimitris Tzelepis - Head of Investor Relations

Tel: +30 210 611 1574, Email: dtzelepis@ote.gr

Maria Kountouri - Assistant to the Head of Investor Relations

Tel: +30 210 611 5381, Email: mkountouri@ote.gr

Nektarios Papagiannakopoulos - Senior Financial Analyst, Investor Relations

Tel. +30 210 611 7593, Email: npapagiannakopoulos@ote.gr

Christina Hadjigeorgiou - Financial Analyst, Investor Relations

Tel: +30 210 611 1428, Email: cchatzigeo@ote.gr

Dimitris Tsatsanis - Financial Analyst, Investor Relations

Tel: +30 210 611 6071, Email: dtsatsanis@ote.gr

Sofia Ziavra - Financial Analyst, Investor Relations

Tel: +30 210 611 8190, Email: sziavra@ote.gr

Daria Kozanoglou - Senior Communications & Regulatory Affairs Officer, Investor Relations

Tel: +30 210 611 1121, Email: nkozanoglou@ote.gr

Eftychia Tourna - Communications & Regulatory Affairs Officer, Investor Relations

Tel: +30 210 611 7236, Email: etourna@ote.gr

Eleni Agoglossaki - Communications & Regulatory Affairs Officer, Investor Relations

Tel: +30 210 611 7880, Email: eagoglossak@ote.gr

Forward-looking statement

Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect the Company's future financial results are discussed more fully in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC"), including the Company's Annual Report on Form 20-F for 2008 filed with the SEC on June 30, 2009. OTE assumes no obligation to update information in this release.

Exhibits to follow:

I.

Consolidated Balance Sheets as of September 30, 2009 and December 31, 2008 (Under IFRS)

II.

Condensed Consolidated Income Statements for the three months and nine months ended September 30, 2009 and 2008 (Under IFRS)

III.

Analysis of Group Other Operating Expenses for the three months and nine months ended September 30, 2009 and 2008 (Under IFRS)

IV.

Condensed Consolidated Statement of Cash Flows for the three quarters and nine months ended September 30, 2009 (Under IFRS)

V.

Group Revenues for the three months and nine months ended September 30, 2009 and 2008 (Under IFRS)

VI.

Segment Reporting based on the Company’s legal structure

VII.

Mobile Operations

VIII.

International Operations

IX.

Operational Highlights

EXHIBIT I – BALANCE SHEET

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. (OTE)
CONSOLIDATED BALANCE SHEET AS OF SEPTEMBER 30, 2009 AND DECEMBER 31, 2008

(€ mn)	30 Sep 2009	31 Dec 2008
ASSETS
Non - current assets:
Property, plant and equipment	5,539.9	5,872.8
Goodwill	518.8	530.7
Telecommunication licenses	302.0	329.5
Other intangible assets	534.9	556.2
Investments	156.4	156.6
Loans and advances to pension funds	164.3	194.5
Deferred tax assets	289.8	286.8
Other non-current assets	126.4	120.7
Total non - current assets	7,632.5	8,047.8

Current assets:
Inventories	220.4	201.3
Trade receivables	1,150.9	1,194.2
Other financial assets	42.9	135.9
Other current assets	302.9	261.6
Cash and cash equivalents	1,636.1	1,427.8
Total current assets	3,353.2	3,220.8

Assets classified as held for sale	-	156.6

TOTAL ASSETS	10,985.7	11,425.2

EQUITY AND LIABILITIES

Equity attributable to owners of the Company:
Share capital	1,171.5	1,171.5
Share premium	503.4	497.9
Statutory reserve	330.2	330.2
Foreign exchange and other reserves	(26.9)	73.9
Changes in non-controlling interests	(3,319.9)	(3,315.2)
Retained earnings	2,620.5	2,553.6
	1,278.8	1,311.9
Non-controlling interests	772.9	861.3

Total equity	2,051.7	2,173.2

Non – current liabilities:
Long-term borrowings	5,386.7	5,409.6
Provision for staff retirement indemnities	253.0	254.9
Provision for voluntary retirement scheme	149.3	107.2
Provision for Youth Account	277.7	286.3
Deferred tax liabilities	129.5	116.7
Other non – current liabilities	77.5	74.6
Total non – current liabilities	6,273.7	6,249.3

Current liabilities:
Trade accounts payable	836.6	943.9
Short-term borrowings	2.9	5.1
Short-term portion of long-term borrowings	608.5	633.0
Income tax payable	69.9	58.0
Deferred revenue	225.9	228.4
Provision for voluntary retirement scheme	141.0	275.8
Dividends payable	4.2	3.8
Other current liabilities	771.3	838.2
Total current liabilities	2,660.3	2,986.2

Liabilities directly associated with the assets classified as held for sale	-	16.5

TOTAL EQUITY AND LIABILITIES	10,985.7	11,425.2

Movement in OTE Group Shareholders’ equity

2009

Shareholders' equity, January 1	2,173.2
Profit for the period	444.8
Dividends declared	(367.6)
Net change of interest in subsidiaries	(48.4)
Other movements	(150.3)
(121.5)

Shareholders' equity, September 30	2,051.7

EXHIBIT II – CONSOLIDATED INCOME STATEMENT

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. (OTE)

Prepared under IFRS for the three months and nine months ended September 30, 2009 and 2008 (€ mn)

	Q3’09	Q3’08%		9M’09	9M’08%
			Change			Change
Revenues:
Domestic Telephony	395.9	442.2	-10.5%	1,219.6	1,370.5	-11.0%
International Telephony	71.3	69.4	2.7%	190.2	219.1	-13.2%
Mobile Telephony	620.0	671.4	-7.7%	1,798.7	1,834.2	-1.9%
Other revenues	429.6	455.5	-5.7%	1,250.4	1,342.7	-6.9%
Total Revenues	1,516.8	1,638.5	-7.4%	4,458.9	4,766.5	-6.5%

Operating Expenses:
Payroll and employee benefits	(289.0)	(287.1)	0.7%	(884.6)	(865.4)	2.2%
Provision for staff retirement indemnities and youth account	(21.9)	(21.1)	3.8%	(64.9)	(63.0)	3.0%
Cost of early retirement programs	(1.2)	(3.5)	-	33.8	(48.3)	-
Charges from international operators	(62.9)	(49.8)	26.3%	(160.3)	(143.3)	11.9%
Charges from domestic telephony operators	(131.3)	(168.7)	-22.2%	(389.9)	(484.0)	-19.4%
Depreciation and amortization	(278.0)	(293.2)	-5.2%	(840.2)	(878.0)	-4.3%
Cost of telecommunications equipment	(118.8)	(154.0)	-22.9%	(340.1)	(464.3)	-26.7%
Other operating expenses	(320.7)	(334.0)	-4.0%	(997.4)	(965.3)	3.3%
Total Operating Expenses	(1,223.8)	(1,311.4)	-6.7%	(3,643.6)	(3,911.6)	-6.9%

Operating income before financial results	293.0	327.1	-10.4%	815.3	854.9	-4.6%

Financial results:
Interest income	11.2	20.5	-45.4%	50.8	60.5	-16.0%
Interest expense	(76.5)	(88.4)	-13.5%	(254.2)	(254.6)	-0.2%
FX gain/(loss), net	1.3	2.7	-51.9%	5.0	9.8	-49.0%
Dividend income	-	-	-	9.6	12.1	-20.7%
Investment Gain/(loss) on sale of investment	(1.0)	16.0	-	23.4	33.2	-29.5%
	(65.0)	(49.2)	32.1%	(165.4)	(139.0)	19.0%

Profit before income taxes	228.0	277.9	-18.0%	649.9	715.9	-9.2%

Income taxes	(61.6)	(72.3)	-14.8%	(205.1)	(212.9)	-3.7%

Profit for the period	166.4	205.6	-19.1%	444.8	503.0	-11.6%

Attributable to:
Owners of the parent	163.1	201.3	-19.0%	434.5	501.7	-13.4%
Non-controlling interests	3.3	4.3	-23.3%	10.3	1.3	-
	166.4	205.6	-19.1%	444.8	503.0	-11.6%

EXHIBIT III – GROUP OTHER OPERATING EXPENSES ANALYSIS

(€ mn)	Q3’09	Q3’08	% Change	9M’09	9M’08	% Change
Commission to dealers	55.6	63.9	-13.0%	176.0	184.5	-4.6%
Repairs, maintenance, cost of materials	41.6	54.0	-23.0%	138.3	154.3	-10.4%
Provision for doubtful accounts	18.5	35.1	-47.3%	81.1	83.0	-2.3%
Advertising	51.7	48.1	7.5%	156.3	146.3	6.8%
Taxes other than income taxes	13.6	12.2	11.5%	41.3	43.3	-4.6%
Other	139.7	120.7	15.7%	404.4	353.9	14.3%
TOTAL	320.7	334.0	-4.0%	997.4	965.3	3.3%

EXHIBIT IV – CONSOLIDATED STATEMENT OF CASH FLOWS

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. (OTE)

Prepared under IFRS for the three quarters and nine months ended September 30, 2009 (€ mn)

	Q1’09	Q2’09	H1’09	Q3’09	9M’09
Cash Flows from Operating Activities:
Profit before taxes	369.1	52.8	421.9	228.0	649.9
Adjustments to reconcile to net cash provided by operating activities:
Depreciation and amortization	277.8	284.4	562.2	278.0	840.2
Share-based payment	0.6	3.4	4.0	1.5	5.5
Cost of early retirement program	(187.6)	152.6	(35.0)	1.2	(33.8)
Provision for staff retirement indemnities and youth account	21.7	21.3	43.0	21.9	64.9
Other Provisions	26.8	35.8	62.6	18.5	81.1
Foreign exchange differences, net	(3.4)	(0.3)	(3.7)	(1.3)	(5.0)
Interest income	(25.9)	(13.7)	(39.6)	(11.2)	(50.8)
Dividend income, gains/(losses) and impairment of investments	-	(34.0)	(34.0)	1.0	(33.0)
Release of EDEKT fund prepayment	8.8	8.8	17.6	8.8	26.4
Interest expense	103.0	74.7	177.7	76.5	254.2

Working capital adjustments:
Decrease/(increase) in inventories	(2.8)	(33.6)	(36.4)	11.9	(24.5)
Decrease/(increase) in accounts receivable	(40.3)	(18.1)	(58.4)	(29.1)	(87.5)
(Decrease)/increase in liabilities (excl. bank liabilities)	(70.7)	4.3	(66.4)	(11.6)	(78.0)
Minus:
Payment of early retirement programs	(14.1)	(8.3)	(22.4)	(59.2)	(81.6)
Payment of staff retirement indemnities and youth account, net of employees' contributions	(17.0)	(17.8)	(34.8)	(50.1)	(84.9)
Interest and related expenses paid	(130.3)	(48.8)	(179.1)	(69.1)	(248.2)
Income taxes paid	(4.9)	(73.6)	(78.5)	(119.5)	(198.0)
Settlement of receivables due from disposed subsidiaries	-	16.6	16.6	-	16.6
Net Cash provided by Operating Activities	310.8	406.5	717.3	296.2	1,013.5

Cash Flows from Investing Activities:
Acquisition of minority interest and participation in subsidiaries' share capital increase	-	(48.4)	(48.4)	-	(48.4)
Purchase of financial assets	(181.2)	(117.0)	(298.2)	(3.3)	(301.5)
Sale/maturity of financial assets	113.5	1.5	115.0	289.2	404.2
Loans proceeds	2.4	2.4	4.8	2.5	7.3
Loans proceeds in conjunction with disposal of subsidiaries	-	78.5	78.5	-	78.5
Purchase of property, plant and equipment and intangible assets	(221.4)	(220.1)	(441.5)	(196.2)	(637.7)
Proceeds from disposal of subsidiaries	-	84.8	84.8	2.3	87.1
Interest received	19.3	12.2	31.5	8.3	39.8
Dividends received	-	0.3	0.3	3.4	3.7
Net Cash provided by/(used in) Investing Activities	(267.4)	(205.8)	(473.2)	106.2	(367.0)

Cash Flows from Financing Activities:
Proceeds from loans granted and issued	8.3	6.9	15.2	9.2	24.4
Repayment of loans	(12.1)	(38.8)	(50.9)	(31.1)	(82.0)
Dividends paid to Company's owners	(0.2)	(0.1)	(0.3)	(366.9)	(367.2)
Dividends paid to non-controlling interests	(1.2)	-	(1.2)	-	(1.2)
Net Cash provided by/(used in) Financing Activities	(5.2)	(32.0)	(37.2)	(388.8)	(426.0)

Net Increase in Cash and Cash Equivalents	38.2	168.7	206.9	13.6	220.5
Cash and Cash equivalents at beginning of period	1,429.7	1,460.5	1,429.7	1,624.2	1,429.7
Net foreign exchange differences	(5.2)	(7.2)	(12.4)	(1.7)	(14.1)
Cash and Cash equivalents classified as held for sale	(2.2)	2.2	-	-	-
Cash and Cash Equivalents at end of period	1,460.5	1,624.2	1,624.2	1,636.1	1,636.1

EXHIBIT V – GROUP REVENUES

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. (OTE)

Prepared under IFRS for the three months and nine months ended September 30, 2009 and 2008 (€ mn)

	Q3’09	Q3’08	%Change	9M’09	9M’08	%Change
Domestic Telephony:
Basic monthly rentals	207.3	225.6	-8.1%	640.4	691.1	-7.3%
Local and long distance calls
-Fixed to fixed	109.2	111.1	-1.7%	340.6	361.2	-5.7%
-Fixed to mobile	63.7	81.3	-21.6%	191.4	246.7	-22.4%
	172.9	192.4	-10.1%	532.0	607.9	-12.5%
Other	15.7	24.2	-35.1%	47.2	71.5	-34.0%
Total Domestic Telephony	395.9	442.2	-10.5%	1,219.6	1,370.5	-11.0%

International Telephony:
International traffic	21.3	23.5	-9.4%	62.4	70.8	-11.9%
Payments from mobile operators	15.3	15.7	-2.5%	40.6	43.3	-6.2%
	36.6	39.2	-6.6%	103.0	114.1	-9.7%
Payments from International operators	34.7	30.2	14.9%	87.2	105.0	-17.0%
Total International Telephony	71.3	69.4	2.7%	190.2	219.1	-13.2%

Mobile Telephony	620.0	671.4	-7.7%	1,798.7	1,834.2	-1.9%

Other Revenues:
Prepaid cards	10.6	14.7	-27.9%	28.6	39.7	-28.0%
Leased lines and data communications	77.4	91.1	-15.0%	241.8	254.5	-5.0%
ISDN, connection & monthly charges	35.3	36.5	-3.3%	107.4	111.2	-3.4%
Sales of telecommunication equipment	114.8	153.2	-25.1%	320.2	461.2	-30.6%
Internet services-ADSL	74.9	57.2	30.9%	221.3	170.9	29.5%
Metroethernet & IP CORE	8.3	5.9	40.7%	21.6	15.2	42.1%
Services rendered	27.2	25.2	7.9%	70.1	76.1	-7.9%
Collocation & LLU's	29.8	22.8	30.7%	88.5	58.3	51.8%
Interconnection charges	21.2	29.8	-28.9%	66.3	89.7	-26.1%
Miscellaneous	30.1	19.1	57.6%	84.6	65.9	28.4%
Total Other Revenues	429.6	455.5	-5.7%	1,250.4	1,342.7	-6.9%

Total Revenues	1,516.8	1,638.5	-7.4%	4,458.9	4,766.5	-6.5%

EXHIBIT VI – SEGMENT REPORTING (9M 2009)

HELLENIC TELECOMUNICATIONS ORGANIZATION S.A. (OTE) AND SUBSIDIARIES
Segment Reporting prepared under IFRS, for the nine months ended Sep 30, 2009
(€ mn)
	OTE	Cosmote	RomTelecom	All Other	Total	Adjustments & Eliminations	Consolidated
Revenues:
Domestic Telephony	917.1		296.9	14.2	1,228.2
International Telephony	136.8		70.0	2.5	209.3
Mobile Telephony		1,954.6			1,954.6
Other	738.8	306.9	242.5	290.3	1,578.5
Total Revenues	1,792.7	2,261.5	609.4	307.0	4,970.6	(511.7)	4,458.9

Intersegment Revenues	(153.2)	(139.9)	(13.3)	(205.3)	(511.7)

Revenue from External Customers	1,639.5	2,121.6	596.1	101.7	4,458.9		4,458.9

Operating Expenses:
Payroll and employee benefits	(595.5)	(190.6)	(120.8)	(49.0)	(955.9)	6.4	(949.5)
Voluntary retirement costs	38.9		(5.1)		33.8		33.8
Payments to international operators	(97.6)	(27.5)	(30.8)	(84.1)	(240.0)	79.7	(160.3)
Payments to domestic telephony operators	(170.5)	(279.6)	(50.3)	(0.2)	(500.6)	110.7	(389.9)
Depreciation and amortization	(319.2)	(336.1)	(151.8)	(33.1)	(840.2)		(840.2)
Cost of equipment & prepaid cards	(64.5)	(282.6)	(27.3)	(0.7)	(375.1)	35.0	(340.1)
Other operating expenses	(350.1)	(656.5)	(173.2)	(96.1)	(1,275.9)	278.5	(997.4)
Total Operating Expenses	(1,558.5)	(1,772.9)	(559.3)	(263.2)	(4,153.9)	510.3	(3,643.6)

Operating Income	234.2	488.6	50.1	43.8	816.7	(1.4)	815.3

Operating income before depreciation, amortization and voluntary retirement costs	514.5	824.7	207.0	76.9	1,623.1	(1.4)	1,621.7
as % of Operating revenues	28.7%	36.5%	34.0%	25.0%	32.7%	0.3%	36.4%

EXHIBIT VI – SEGMENT REPORTING (9M 2008)

HELLENIC TELECOMUNICATIONS ORGANIZATION S.A. (OTE) AND SUBSIDIARIES
Segment Reporting prepared under IFRS, for the nine months ended Sep 30, 2008
(€ mn)
	OTE	Cosmote	RomTelecom	All Other	Total	Adjustments & Eliminations	Consolidated
Revenues:
Domestic Telephony	1,021.3		348.6	7.8	1,377.7
International Telephony	157.6		77.9	3.3	238.8
Mobile Telephony		1,997.4		(0.1)	1,997.3
Other	741.4	420.3	229.9	268.9	1,660.5
Total Revenues	1,920.3	2,417.7	656.4	279.9	5,274.3	(507.8)	4,766.5

Intersegment Revenues	(169.2)	(143.5)	(16.5)	(178.6)	(507.8)

Revenue from External Customers	1,751.1	2,274.2	639.9	101.3	4,766.5		4,766.5

Operating Expenses:
Payroll and employee benefits	(556.5)	(178.1)	(146.6)	(47.5)	(928.7)	0.3	(928.4)
Voluntary retirement costs	(12.2)		(36.1)		(48.3)		(48.3)
Payments to international operators	(91.7)	(27.8)	(23.2)	(65.6)	(208.3)	65.0	(143.3)
Payments to domestic telephony operators	(226.0)	(313.6)	(74.5)	(0.1)	(614.2)	130.2	(484.0)
Depreciation and amortization	(355.4)	(306.2)	(183.5)	(33.9)	(879.0)	1.0	(878.0)
Cost of equipment & prepaid cards	(75.5)	(384.9)	(40.9)	(1.1)	(502.4)	38.1	(464.3)
Other operating expenses	(353.0)	(658.0)	(138.8)	(87.8)	(1,237.6)	272.3	(965.3)
Total Operating Expenses	(1,670.2)	(1,868.6)	(643.6)	(236.1)	(4,418.5)	506.9	(3,911.6)

Operating Income	250.1	549.1	12.8	43.8	855.8	(0.9)	854.9

Operating income before depreciation, amortization and voluntary retirement costs	617.7	855.3	232.4	77.7	1,783.2	(1.9)	1,781.3
as % of Operating revenues	32.2%	35.4%	35.4%	27.8%	33.8%	0.4%	37.4%

EXHIBIT VII – MOBILE OPERATIONS

COSMOTE MOBILE TELECOMMUNICATIONS AND SUBSIDIARIES

Prepared under IFRS for the three months and nine months ended September 30, 2009 and 2008

(€ thousand)

(€ thousand)	Q3’09	Q3’08%		9Μ’09	9Μ’08%
			Change			Change
Revenues:
Monthly service fees	205,214	190,860	7.5%	611,881	549,132	11.4%
Airtime revenues	260,915	293,423	-11.1%	745,884	800,613	-6.8%
Interconnection revenues	133,706	159,467	-16.2%	395,241	443,815	-10.9%
Roaming revenues	22,705	33,270	-31.8%	39,383	54,655	-27.9%
SMS revenues and other services	52,209	54,574	-4.3%	162,254	149,187	8.8%
Sales of handsets and accessories	108,511	138,504	-21.7%	284,944	403,661	-29.4%
Commission revenues	562	392	43.4%	2,491	1,143	117.9%
Οther operating revenues	7,277	5,696	27.8%	19,413	15,522	25.1%
Total Revenues	791,099	876,186	-9.7%	2,261,491	2,417,728	-6.5%
Revenues from telecommunication services	674,749	731,594	-7.8%	1,954,643	1,997,402	-2.1%

Operating Expenses:
Interconnection	(106,009)	(124,413)	-14.8%	(307,134)	(341,445)	-10.0%
Cost of goods	(103,549)	(132,635)	-21.9%	(280,236)	(385,678)	-27.3%
Payroll	(63,286)	(60,608)	4.4%	(191,415)	(179,157)	6.8%
Network operating costs	(52,133)	(53,492)	-2.5%	(161,335)	(159,844)	0.9%
Distribution & sales	(82,284)	(97,901)	-16.0%	(260,997)	(276,112)	-5.5%
Marketing & Customer care	(45,426)	(41,615)	9.2%	(139,928)	(122,776)	14.0%
General & administrative	(20,960)	(24,173)	-13.3%	(71,831)	(73,237)	-1.9%
Provision for doubtful accounts	(3,900)	(9,502)	-59.0%	(23,776)	(24,392)	-2.5%
Depreciation	(115,807)	(104,219)	11.1%	(336,264)	(306,241)	9.8%
Total Operating Expenses	(593,354)	(648,558)	-8.5%	(1,772,916)	(1,868,883)	-5.1%

Operating Income	197,747	227,627	-13.1%	488,575	548,845	-11.0%

Operating income before depreciation and amortization	313,554	331,846	-5.5%	824,839	855,086	-3.5%
as % of Operating revenues	39.6%	37.9%		36.5%	35.4%

COSMOTE Greece (stand alone)

(€ thousand)	Q3’09	Q3’08%		9Μ’09	9Μ’08%
			Change			Change
Revenues:
Telecommunication services fees & revenues	376,701	383,616	-1.8%	1,063,875	1,057,048	0.6%
Interconnection revenues	74,516	94,583	-21.2%	211,052	271,411	-22.2%
Other operating revenues & sales of merchandising	56,664	19,459	191.2%	149,812	48,973	205.9%
Total Revenues	507,882	497,658	2.1%	1,424,739	1,377,432	3.4%

Total Operating Expenses	(346,471)	(320,812)	8.0%	(1,010,954)	(914,560)	10.5%

Operating Income	161,410	176,846	-8.7%	413,785	462,872	-10.6%

Operating income before depreciation and amortization	207,666	219,567	-5.4%	551,103	589,444	-6.5%
as % of Operating revenues	40.9%	44.1%		38.7%	42.8%

ALBANIAN MOBILE COMMUNICATIONS (AMC, stand alone)

(€ thousand)	Q3’09	Q3’08%		9Μ’09	9Μ’08%
			Change			Change
Revenues:
Telecommunication services fees & revenues	27,288	36,289	-24.8%	77,808	96,523	-19.4%
Interconnection revenues	12,637	16,156	-21.8%	36,568	45,477	-19.6%
Other operating revenues & sales of merchandising	682	909	-25.0%	2,141	2,716	-21.2%
Total Revenues	40,607	53,354	-23.9%	116,517	144,716	-19.5%

Total Operating Expenses	(22,994)	(23,175)	-0.8%	(64,273)	(68,404)	-6.0%

Operating Income	17,612	30,180	-41.6%	52,244	76,312	-31.5%

Operating income before depreciation and amortization	23,527	35,931	-34.5%	69,600	93,985	-25.9%
as % of Operating revenues	57.9%	67.3%		59.7%	64.9%

GLOBUL (stand alone)

(€ thousand)	Q3’09	Q3’08%		9Μ’09	9Μ’08%
			Change			Change
Revenues:
Telecommunication services fees & revenues	69,523	82,208	-15.4%	210,692	228,492	-7.8%
Interconnection revenues	27,409	29,192	-6.1%	80,537	80,583	-0.1%
Other operating revenues & sales of merchandising	14,898	10,233	45.6%	45,652	22,764	100.5%
Total Revenues	111,830	121,634	-8.1%	336,881	331,840	1.5%

Total Operating Expenses	(86,038)	(92,114)	-6.6%	(271,738)	(263,367)	3.2%

Operating Income	25,792	29,521	-12.6%	65,142	68,473	-4.9%

Operating income before depreciation and amortization	52,019	54,377	-4.3%	139,658	140,134	-0.3%
as % of Operating revenues	46.5%	44.7%		41.5%	42.2%

COSMOTE Romania (stand alone)

(€ thousand)	Q3’09	Q3’08%		9Μ’09	9Μ’08%
			Change			Change
Revenues:
Telecommunication services fees & revenues	69,488	60,147	15.5%	200,081	144,158	38.8%
Interconnection revenues	23,254	20,691	12.4%	73,644	50,095	47.0%
Other operating revenues & sales of merchandising	14,622	5,714	155.9%	36,722	9,104	303.4%
Total Revenues	107,365	86,552	24.0%	310,446	203,357	52.7%

Total Operating Expenses	(111,523)	(92,587)	20.5%	(319,756)	(248,671)	28.6%

Operating Loss	(4,160)	(6,035)	-	(9,310)	(45,314)	-

Operating income/(loss) before depreciation and amortization	19,057	13,248	43.8%	54,866	10,552	420.0%
as % of Operating revenues	17.7%	15.3%		17.7%	5.2%

GERMANOS

(€ thousand)	Q3’09	Q3’08%		9Μ’09	9Μ’08%
			Change			Change
Revenues:
Commission Revenues	64,491	65,473	-1.5%	190,042	170,633	11.4%
Sales of merchandising	161,852	191,455	-15.5%	429,695	562,762	-23.6%
Other operating revenues	9,622	6,821	41.1%	25,408	16,799	51.2%
Total Revenues	235,965	263,749	-10.5%	645,145	750,194	-14.0%

Total Operating Expenses	(231,796)	(258,413)	-10.3%	(649,128)	(744,758)	-12.8%

Operating Income/(loss)	4,167	5,337	-21.9%	(3,983)	5,436	-

Operating income before depreciation and amortization	8,587	9,404	-8.7%	9,305	17,176	-45.8%
as % of Operating revenues	3.6%	3.6%		1.4%	2.3%

EXHIBIT VIII - INTERNATIONAL OPERATIONS

ROMTELECOM

OTE has a 54.01% stake in RomTelecom, which is fully consolidated.

ROMTELECOM
INCOME STATEMENT
For the nine months ended September 30 2009,
in accordance with IFRS (€ thousand)

9M 2009

Basic monthly rentals	210,686
Domestic Telephony calls	88,632
Domestic Telephony	299,318
International Telephony	70,024
Other Revenues	240,014
Total Operating Revenues	609,356

Personnel (inc Voluntary Redundancy)	(125,887)
Other operating expenses	(281,685)
Depreciation and Amortization	(181,533)
Total Operating expenses	(589,105)

Operating income	20,251

EXHIBIT IX –OPERATIONAL HIGHLIGHTS

Operational Highlights for the quarters
ended September 30, 2009 and 2008
OTE	Q3’09	Q3’08	% Change
PSTN lines	3,869,552	4,201,402	-7.9%
ISDN, 64kb equiv. lines	1,226,000	1,290,438	-5.0%
Total lines	5,095,552	5,491,840	-7.2%

ADSL subscribers	1,079,918	924,652	16.8%
Unbundled local loops	915,021	576,668	58.7%
Wholesale Line Rental	29,899	0	-

COSMOTE (Greece)
Total subscribers	9,063,761	7,410,728	22.3%

AMC
Total subscribers	1,753,454	1,315,997	33.2%

GLOBUL
Total subscribers	3,965,997	4,019,101	-1.3%

COSMOTE ROMANIA
Total subscribers	6,599,289	5,246,422	25.8%

Employees:
-OTE	11,495	12,160	-5.5%
-COSMOTE (Greece)	2,220	2,239	-0.8%
-RomTelecom	10,206	10,478	-2.6%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hellenic Telecommunications Organization S.A.

Date: November 5, 2009

By :/s/ Iordanis Aivazis

 Name: Iordanis Aivazis

 Title: Chief Operating Officer